A7FL INC

ANNUAL REPORT

9631 Stones River Park Way
Boca Raton, FL 33428
https://www.a7fl.com

This Annual Report is dated May 7th, 2019.

BUSINESS

Company Overview

The A7FL, American 7s Football League, founded in March 2014 , is a sports league for 7-on-7 full-contact tackle football played without helmets or hard shell pads. While the league's full contact excitement appeals to fans (500k social followers), we've tailored the 7-on-7 style of play to reduce head-to-head contact, the biggest problem in traditional American (NFL) football.

Generally, athletes generally range from 18 to 30 years of age, must be 18 to play, and must sign an injury waiver. The A7FL field size is 100 x 37 yards and does not utilize the field goal posts. The narrower field width increases the pace of the action with fewer men on the field making for vicious hits while the 100-yard length maintains the grind. The quarterback has 4 eligible targets with 2 down linemen. Offenses can run bone or pistol, and there are no blitz restrictions for the defense. The A7FL season currently runs from April to July.

Competitors and Industry

Our competitors include the NFL, NFL Flag, and NCAA football. All of our competitors play traditional NFL style football with helmets and pads, other than flag football which is not full contact and we believe not an exciting sport to watch.
NFL, www.nfl.com
NFL Flag, www.nflflag.com
NCAA, www,ncaa.com/sports/football/fbs

Current Stage and Roadmap

In just 5 seasons, the Spring (April-July), American 7s Football League has grown to 20 teams and over 500K social media followers with 21 live games distributed via national cable TV (ELEVEN SPORTS: DirecTV, Fios, Uverse) and online (Twitch and Facebook Watch). Founded in 2014 by CEO Sener Korkusuz and President Ryan DePaul, the league has just added UFC Co-Founder David Isaacs to its ranks and is poised for further growth with the upcoming launch of its sixth season. Most recently, the A7FL signed its first outbound sales agency Open Sponsorship and is looking to target Minor League Baseball in the hopes of discussing football-baseball doubleheader Sundays this Spring.We've bootstrapped the A7FL's operations since 2014 and we plan to use the proceeds from our Start Engine campaign to grow and further develop the league.

Previous Offerings

Between March 30, 2020 and May 5, 2020, we sold 50,708 shares of Crowdfunding Units in exchange for $1.25 per share under Regulation Crowdfunding.


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION


Operating Results – 2019 Compared to 2018

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue
2019 was a successful year for the Company as revenues increased 84.8% to $20,273 from $10,969 in 2018. Sponsorship revenue rose from to $13,565 in 2019 from $6,635 in 2018, largely due to increased sponsorship revenue from new sponsor TimTam as well as existing sponsors Athlete Intelligence and Second Skull. We signed our first sponsor sales agreement in December 2019 with Open Sponsorship (which did not impact our results in 2019 but runs through 2020). Our revenues from media licensing rose to $6,708 in 2019 from $4,334 in 2018, an increase of 46%, largely due to increased revenues from ELEVEN Sports and digital monetization on YouTube, Facebook, and new partner Amazon-owned Twitch with whom we secured a two-year digital distribution partnership (with front-page promotions on their platform to over 15M daily viewers).

Cost of sales

Cost of sales was $18,999 in fiscal year 2019, up $14,668 up from 2018's cost of sales of $4,331 largely due to increases in live production expenses. We believe that increasing the quality of our productions was necessary to establish the league as a viable option for additional sponsorship and video licensing opportunities.

Gross margins

Gross profit in 2019 was $1,274, down from a 2018 gross profit of $6,638, a decrease of $5,364 primarily due to increases in live production costs.

Expenses

2019 expenses were $11,756 compared to expenses of $15,047 in 2018 as we continue to operate the league in an extremely cost effective manner.

Historical results and cash flows:

Our historical results and cash flows are not representative of what investors should expect in the future. Our plan as we continue to grow is to raise money to invest in our league, production and marketing. This starts here with this raise and while we believe this investment will put the A7FL on a strong growth trajectory that will result in increased revenues over time, in the short term we will move from a "spend what we generate" to an "invest for the future" model.

Liquidity and Capital Resources

The company currently has a revolving credit line with Chase, for a total amount available of $10,500. This line of credit currently has an outstanding balance of $7,012 as of 2/1/2020.

The company currently has a revolving credit line with US Bank, for a total amount available of $7,500. The line of credit currently has an outstanding balance of $4,000 as of 2/1/2020.

Debt

Creditor: Sener Korkusuz
Amount Owed: $21,715.00
Interest Rate: 0.0%
Maturity Date: December 31, 2021
This debt does not accrue interest and is payable at a future date to be determined by management.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sener Korkusuz

Sener Korkusuz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO; Director, Secretary
Dates of Service: May 28, 2014 - Present
Responsibilities: Business operations, marketing, tech. Sener does not currently take any compensation and has 37.917% voting power at A7FL.

Name: Ryan DePaul

Ryan DePaul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: President
Dates of Service: May 28, 2014 - Present
Responsibilities: Football operations and video production. This is Ryan's primary job where he works full-time. Ryan does not currently take any compensation and has 37.917% voting power at A7FL.

Other business experience in the past three years:

Employer: RD Plex
Title: Founder
Dates of Service: March 01, 2012 - Present
Responsibilities: This is not Ryan's primary job. Ryan spends 10% or less time actively working on the business (4 hours per week or less).

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Sener Korkusuz	2,730,000 shares		37.917%
	Ryan DePaul	2,730,000 shares		37.917%

RELATED PARTY TRANSACTIONS

Name of Entity: Sener Korkusuz
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Shareholder loans made to Company totaling $21,715.
Material Terms: No interest shareholder loan to Company payable at a future date to be determined by management.

OUR SECURITIES

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,200,000 outstanding.

Voting Rights

One vote per each share. Each vote is granted to CEO or successor by proxy.

Material Rights

<u>Voting Rights of Securities sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Company Securities</u>
The Amount Outstanding includes the shares on a fully diluted basis which is a combination of:

1. Current Amount Issued: 6,270,000
2. Current Outstanding Options: 930,000

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

A7FL

By   /s/ Sener Korkusuz
_____

Name :   _____Sener Korkusuz_____

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, ___Sener Korkusuz_____, Principal Executive Officer of A7FL, hereby certify that the financial statements of A7FL included in this Report are true and complete in all material respects.

_____Sener Korkusuz_____
Principal Executive Officer

A7FL, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
A7FL, Inc
Boca Raton, FL

We have reviewed the accompanying financial statements of A7FL, Inc (a corporation), which comprise the balance sheets of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 11, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

A7FL, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

	2019	**2018**
ASSETS		
CURRENT ASSETS		
Cash	$ 520	$ 3,238
TOTAL CURRENT ASSETS	520	3,238
TOTAL ASSETS	520	3,238
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	6,312	1,098
TOTAL CURRENT LIABILITIES	6,312	1,098
NON-CURRENT LIABILITIES		
Related Party Loans	21,715	19,165
TOTAL LIABILITIES	28,027	20,263
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 6,270,000 issued; no par value)	-	-
Additional Paid in Capital	631	631
Retained Earnings (Deficit)	(28,139)	(17,657)
TOTAL SHAREHOLDERS' EQUITY	(27,508)	(17,026)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 520	$ 3,238

A7FL, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

		2019		2018
Operating Income				
Sales	$	20,273	$	10,969
Cost of Goods Sold		18,999		4,331
Gross Profit		1,274		6,638
Operating Expense				
Equipment		2,955		4,463
General & Administrative		7,488		10,300
Advertising		1,313		284
		11,756		15,047
Net Income from Operations		(10,482)		(8,410)
Net Income	$	(10,482)	$	(8,410)

A7FL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (10,482)	$ (8,410)
Change in Accounts Payable	5,214	(5,874)
Net Cash Flows From Operating Activities	(5,268)	(14,283)
Cash Flows From Financing Activities		
Draws on Related Party Loans	2,550	15,015
Net Cash Flows From Financing Activities	2,550	15,015
Cash at Beginning of Period	3,238	2,506
Net Increase (Decrease) In Cash	(2,718)	732
Cash at End of Period	$ 520	$ 3,238

A7FL, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2018		$ -	$ -	$ (9,247)	$ (9,247)
Issuance of Stock		-	631		631
Net Income				(8,410)	(8,410)
Balance at January 1, 2019		$ -	$ 631	$ (17,657)	$ (17,026)
Issuance of Stock		-	-	-	-
Net Income				(10,482)	(10,482)
Balance at December 31, 2019		$ -	$ 631	$ (28,139)	$ (27,508)

Reviewed- See accompanying notes.

4

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

A7FL, Inc. ("the Company") is a corporation organized under the laws of the State of Florida. The Company is a production company that focuses on the sports entertainment market.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses of $10,482 and $8,410 in 2019 and 2018, respectively. The company carries a low level of cash that could made it difficult to meet current obligations.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds needed to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 11, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to income tax filing requirements in the State of Florida.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the company issued a series of notes to related parties in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes"). The notes do not accrue interest and are payable at a future date to be determined by management.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 11, 2020, the date that the financial statements were available to be issued.